P. O. Box 30013
Raleigh, NC 27622
Telephone: 919.783.4603
Fax: 919.783.4535
E-Mail: roselyn.bar@martinmarietta.com
Roselyn R. Bar
Senior Vice President, General Counsel and Corporate Secretary

January 31, 2006
Ms. April Sifford
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:      Martin Marietta Materials, Inc.
Dear Ms. Sifford:
On behalf of Martin Marietta Materials, Inc. (the “Corporation”), we respond to the comments of the Staff of the Commission contained in your letter dated January 27, 2006 with respect to the Corporation’s Annual Report on Form 10-K for the year ended 2004 (the “2004 Annual Report”) and the Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “2005 Quarterly Reports”). The Corporation’s responses to the Staff’s comments are set forth below under “Response” and correspond to the numbered comments in the Staff’s letter, which are also included below.
We would like to point out that both in the Corporation’s reviewed filings and in our attached responses, the Corporation has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes more transparent the financial statements of the Corporation, but is not indicative of management’s judgment as to the materiality of such information.

COMMENTS AND RESPONSES
Form 10-K for the Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37
1.	We have considered your response to our prior comment two. We do not agree with your conclusions. The “net sales” presented in the table does not meet the definition of “net sales” in Regulation S-X, Rule 5.03(b)(1), and the guidance in Emerging Issues Task Force Issue 00-10, in that shipping revenues represent revenues earned for the goods provided. As such, your table omits important information from your Consolidated Statements of Earnings that may lead to investor confusion. Please include the freight components of revenue and expense in the table in future filings. Our rules require MD&A discussion of material changes to components of earnings. As such, changes in freight revenues and costs should be part of these discussions whenever material. We do not disagree that changes in non-freight components of revenue and expenses should also be discussed, and we do not object to your displaying ratios or margins as they are calculated and used by management, accompanied by appropriate explanatory disclosure.

RESPONSE TO COMMENT 1:

In the 2005 Annual Report to Shareholders, the Corporation will include freight and delivery revenues and freight and delivery costs in the table that displays the results of operations. The following presents the format of the table that will appear in the 2005 Annual Report to Shareholders, using 2004 and 2003 data:

Results of Operations
The Corporation’s consolidated operating results and operating results as a percentage of net sales were as follows:

years ended December 31		% of		% of
(add 000)	2004	Net Sales	2003	Net Sales

Net sales	$1,521,403	100.0%	$1,423,581	100.0%
Freight and delivery revenues	204,699		203,905

Total Revenues	1,726,102		1,627,486

Cost of sales	1,174,759	77.2	1,110,144	78.0
Freight and delivery costs	204,699		203,905

Total cost of revenues	1,379,458		1,314,049

Gross profit	346,644	22.8	313,437	22.0
Selling, general and administrative expenses	127,337	8.4	120,360	8.5
Research and development	891	0.1	612	0.0
Other operating (income) and expenses, net	(11,975)	(0.8)	(6,841)	(0.5)

Earnings from operations	230,391	15.1	199,306	14.0
Interest expense	42,734	2.8	42,587	3.0
Other nonoperating (income) and expenses, net	(606)	(0.1)	429	0.0

Earnings from continuing operations before taxes on income and cumulative effect of change in accounting principle	188,263	12.4	156,290	11.0
Taxes on income	57,816	3.8	46,903	3.3

Earnings from continuing operations before cumulative effect of change in accounting principle	130,447	8.6	109,387	7.7
Discontinued operations, net of taxes	(1,284)	(0.1)	(8,890)	(0.6)

Earnings before cumulative effect of change in accounting principle	129,163	8.5	100,497	7.1
Cumulative effect of change in accounting principle	—	—	(6,874)	(0.5)

Net earnings	$129,163	8.5%	$93,623	6.6%

Additionally, in the narrative discussion of the results of operations, changes in freight and delivery revenues and costs from year to year will be discussed, if material.

Further, as noted in our response to your Comment #4 contained in your letter dated December 14, 2005, management will make appropriate explanatory disclosures related to non-GAAP measures for margins that are computed as percentages of net sales.
* * * * *
As indicated in our previous response, the Corporation believes that the changes proposed to be made in response to the Staff’s comments are not material to the Corporation’s 2004 Annual Report or the 2005 Quarterly Reports. The Corporation respectfully submits that it would be most practical to implement the responses to the Staff’s comments prospectively by including the disclosures discussed above and in its previous responses dated January 20, 2006 in its Annual Report on Form 10-K for the year ending 2005.
Please let us know if you need any further information or if you would like to discuss any of these matters further.
Very truly yours,
Roselyn R. Bar

Cc:	Gary Newberry
Sandra Eisen